Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: Hughes Electronics Corporation
Commission File No. 0-26035
Date: August 8, 2001

[EchoStar Logo]

ECHOSTAR COMMENTS ON GM STATEMENT

Littleton, Colo. - Aug. 8, 2001 - EchoStar Communications Corporation (NASDAQ: DISH) today said it was pleased that General Motors (NYSE: GM) has publicly indicated that its board is seriously considering EchoStar's proposal to combine with Hughes Electronics Corp. (NYSE: GMH).

EchoStar announced on Aug. 5, 2001, that it had proposed an all-stock transaction valuing Hughes at $32 billion based on EchoStar’s stock closing price on Aug. 3, 2001, the last trading day prior to the proposal.

“I am encouraged that GM is taking our proposal very seriously. I continue to believe that the GM board will recognize, as we do, the extraordinary compelling benefits that an EchoStar-Hughes combination would offer shareholders,” said Charlie Ergen, chairman and CEO of EchoStar. “Our proposal represents a significant premium for GMH shareholders and will bring unparalleled synergies of up to an additional $56 billion to all shareholders of GM, GMH and EchoStar.”

He continued, “Both rural and urban customers will benefit from reduced prices, the availability of new services such as HDTV and high speed Internet access, and our ability to more than double the number of cities to which we provide local channels. These benefits, added to the fact that a combination of DISH Network and DirectTV would comprise only 18 percent of the multi-channel TV market, and our willingness to discuss nationwide pricing to address markets where there is no competition from cable, give us confidence that we will receive the necessary government approvals.

“We believe we have put a compelling proposal on the table and are prepared to hold immediate discussions with GM. Our proposal is simple and will provide GM and GMH shareholders with a liquid EchoStar stock, which has increased in value by over 54 percent annually over the last five years. Additionally, we remain willing to consider alternative transaction structures that would deliver superior value to GMH shareholders while addressing GM’s corporate needs, including any desire on their part to receive a significant cash consideration.”

About EchoStar Communications Corp.
DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as fully MPEG-2/DVB compliant hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX), which contains the largest non-financial companies on the Nasdaq Stock Market. DISH Network currently serves over 6 million customers.

Contacts:

Analysts: EchoStar Communications Corporation	Media: EchoStar Communications Corporation
Jason Kiser 303-723-2210	Judianne Atencio 303-723-2010 303-886-3950 (Cell)
Marc Lumpkin 303-723-2020 303-378-2366 (Cell)
Citigate Sard Verbinnen Drew Brown/Jim Barron/Jonathan Gasthalter 212-687-8080

Caution Concerning Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of EchoStar Communications Corporation (“EchoStar”) or a combined EchoStar and Hughes Electronics Corporation (“Hughes”) to differ materially, many of which are beyond the control of EchoStar include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability by EchoStar to obtain certain retransmission consents; (9) EchoStar’s inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in EchoStar’s periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this press release.

Other Information:

Subject to future developments, EchoStar may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the SEC’s Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corp., 5701 South Santa Fe Drive, Little, CO 80120, Attention: Investor Relations. Information regarding the names, affiliations and interests of the participants in the solicitation was filed with the Securities and Exchange Commission by EchoStar on August 6, 2001.

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